AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Six Months Ended	Year Ended
	June 30, 2005	December 31, 2004

Pretax income excluding discontinued operations	$231,671	$552,245
Minority interest in subsidiaries having
fixed charges	14,859	28,882
Less undistributed equity in losses of investee	7,443	4,883
Fixed charges:
Interest on annuities	164,881	313,627
Interest expense	36,333	71,738
Interest on subsidiary trust obligations	3,211	9,218
Debt discount and expense	1,287	3,841
Portion of rentals representing interest	5,876	11,751

EARNINGS	$465,561	$996,185

Fixed charges:
Interest on annuities	$164,881	$313,627
Interest expense	36,333	71,738
Interest on subsidiary trust obligations	3,211	9,218
Debt discount and expense	1,287	3,841
Portion of rentals representing interest	5,876	11,751

FIXED CHARGES	$211,588	$410,175

Ratio of Earnings to Fixed Charges	2.20	2.43

Earnings in Excess of Fixed Charges	$253,973	$586,010

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